EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2009
Earnings:
Income before income taxes	$2,565

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	64
Portion of rents representative of interest factor	46
Less:
Income from equity investments	(4)

Income as adjusted	$2,671

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	64
Portion of rents representative of interest factor	46
Capitalized interest	8

Total fixed charges	$118

Preferred Dividends:
Dividends on Preference Stock	$27

Ratio of earnings to fixed charges	22.6
Ratio of earnings to fixed charges and preferred dividends	18.4